UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On April 9, 2024, the Board of Directors (the "Board") of Codere Online Luxembourg, S.A. (the “Company”) appointed Daniel Valdez as a member of the Board and the Audit Committee of the Company (“Audit Committee”), effective immediately. Mr. Valdez previously served as a member of the Board between the consummation of the business combination in November 2021 and August 2023, and had remained as a Board observer since then. Mr. Valdez is a Managing Partner of MG Capital. He earned an MBA from the Harvard Business School and a Bachelor of Science from Stanford University.

Mr. Valdez will fill the vacancy created by Dr. Martin Werner, who resigned from his position as member of the Board and the Audit Committee on April 5, 2024. Mr. Werner’s resignation was driven strictly by personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

Dr. Werner served as a member of the Board and both as chairman (until June 2023) and member (since June 2023) of the Audit Committee since the Company became publicly listed in 2021, and during his tenure, he made significant contributions to the Company's strategic direction and governance.

The Board has determined that Mr. Valdez is independent under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market.

This report on Form 6-K shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statements (i) on Form S-8 (Registration Number: 333-264895), (ii) on Form F-3 (Registration Number: 333-262940) and (iii) on Form F-3 (Registration Number: 333-269065), each as filed with the SEC and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: April 9, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer